The BlackRock Income Trust, Inc.
For the Annual period ended 10/31/01
File number 811-5542

SUB-ITEM 77J


Reclassification of Capital Accounts

	The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountants Statement
of Position 93-2: Determination, Disclosure, and Financial
Statement Presentation
of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net realized loss on investments by $3,303,567 and decrease paid-in capital by
$3,303,567 due to the expiration of capital loss carryforward and other book to tax differences. Net investment income, net realized gains and net assets were not affected by this change.